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SEC Mail Processing
FEB 23 2023
Washington, DC

SEC FILE NUMBER
8-

8-67639

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mazzone & Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 14th St., NE, Suite 2800
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominic Mazzone	404.574.5745	dmazzone@mazzoneib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ascent CPA Group, LLC
(Name – if individual, state last, first, and middle name)

3372 Peachtree Road, NE, Suite 115, Atlanta, GA 30326
(Address) (City) (State) (Zip Code)

December 19, 2017	6419
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dominic Mazzone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mazzone & Associates, Inc., as of February 17, 2023 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GABRIELLE N WEBER
NOTARY PUBLIC
DEKALB COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 17, 2026

Signature:

Title: Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com/

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Mazzone & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mazzone & Associates, Inc. as of December 31, 2022, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mazzone & Associates, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mazzone & Associates, Inc.'s management. Our responsibility is to express an opinion on Mazzone & Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mazzone & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Mazzone & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Mazzone & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Mazzone & Associates, Inc.'s auditor since 2017.
Atlanta, Georgia
February 10, 2023

MAZZONE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

Assets		
Cash	$	200,967
Accounts Receivable		1,537
Prepaid expenses		18,415
Property and equipment, net		31,636
Right of use asset – operating lease		1,060,265
Deposits		7,299
Total assets	$	1,320,119
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	45,378
Lease liability – operating lease		1,063,842
Total liabilities		1,109,220
Shareholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		124,990
Retained earnings (accumulated deficit)		85,899
Total shareholder's equity		210,899
Total liabilities and shareholder's equity	$	1,320,119

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2022

Revenues		
Investment advisory fees	$	2,930,500
Other advisory services		1,008,000
Reimbursed expenses		20,950
Interest income		35
Total revenues		3,959,485
Expenses		
Compensation and related expenses		2,709,638
Brokerage, commission, and clearing fees		10,795
Office and other operating expenses		738,926
Sales and marketing expenses		23,354
Total expenses		3,482,713
Net income	$	476,772

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2022

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholder's Equity
Balance December 31, 2021	1,000	$10	$124,990	$367,544	$492,544
Net income	-	-	-	476,772	476,772
Distributions	-	-	-	(758,417)	(758,417)
Balance December 31, 2022	1,000	$10	$124,990	$ 85,899	$210,899

See accompanying notes to financial statements.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	476,772
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,540
Changes in operating assets and liabilities:		
Accounts receivable		(1,537)
Prepaid expenses		2,300
Accounts payable and accrued expenses		41,403
Right of use asset		(918,746)
Net cash used by operating activities		(867,040)
Cash flows from investing activities		
Asset additions and disposals		(4,022)
Net cash used by investing activities		(4,022)
Cash flows from financing activities		
Lease liability		917,884
Distributions to shareholder		(758,417)
Net cash provided by financing activities		159,467
Net decrease in cash and cash equivalents		(234,823)
Cash and cash equivalents at beginning of year		435,790
Cash and cash equivalents at end of year	$	200,967

See accompanying notes to financial statements.

1. Organization and description of business

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. Summary of significant accounting policies

a. *Basis of accounting*

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. *Investment banking, investment advisory fees, and other advisory services*

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. *Advertising costs*

Advertising and promotion expenses are recognized as incurred. During the year ended December 31, 2022 the Company expensed advertising and marketing costs of approximately $23,354.

2. <u>Summary of significant accounting policies (continued)</u>

d. Income taxes

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

FASB ASC 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if

challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC 450, *Contingencies.* Management believes there are no material estimates that should be accrued as of December 31, 2022. The Company is no longer subject to examination by taxing authorities for tax years prior to 2018.

e. Cash and cash equivalents

The Company considers all cash and money market investments with original maturities of three months or less to be cash equivalents.

f. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, software, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

g. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

h. Fair value of financial instruments

The Company determines the fair value of financial instruments in accordance with FASB ASC 820 which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The lease asset was recorded at fair value as of December 31, 2022. See Note 4 - Operating Leases.

2. Summary of significant accounting policies (continued)

i. Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

1. Identification of the contract with the customer;
2. Identification of the performance obligation(s) under the contract;
3. Determination of transaction price;
4. Allocation of the transaction price to the identified performance obligation(s); and
5. Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Revenues consist of consulting fees and success fee income for deals that are brokered. The Company recognizes revenue when services are performed.

j. Accounting for Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842). The update aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company adopted the standard on January 1, 2020. See Note 4 – Operating Leases.

k. Subsequent events

The Company evaluates subsequent events in accordance with FASB ASC 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 10, 2023.

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) was identified and has since spread worldwide, including the United States of America. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the U.S. have declared a state of emergency. It is anticipated that these impacts will continue for some time. There has been no immediate impact to the Company's operations. Future potential impacts may include disruptions or restrictions on our employees' ability to work or our customers' ability to pay the required contractual obligations. Changes to the operating environment may increase operating costs. Additional impacts may include the ability of customers to continue making payments as a result of work stoppages or other pandemic related issues. The future effects of these issues are unknown.

3. **Property and equipment**

Property and equipment recorded at cost as of December 31, 2022, consists of the following classifications:

Equipment	$	85,395
Furniture and fixtures		21,712
Telephone		10,449
		117,556
Less accumulated depreciation		(85,920)
Net property and equipment	$	31,636

Depreciation expense charged to operations totaled $9,540 for the year ended December 31, 2022.

4. **Operating leases**

The Company leases space under a non-cancelable operating lease agreement for office space with remaining lease terms of 9 years. The lease asset and liability considers renewal options when they are reasonably certain of being exercised.

The following is a summary of net lease cost and other selected information related to operating leases:

Net lease costs	$
Weighted average remaining lease term (years)	8.75
Discount rate	7.0%

The discount rate is estimated using the Company's incremental borrowing rate.

Maturities of leases payments, undiscounted cash flow and lease liability were as follows:

	Lease Payments	Undiscounted Cash Flows	Lease Liability
2023	143,898	72,331	71,567
2024	152,022	66,781	85,241
2025	156,569	60,470	96,099
2026	161,265	53,370	107,895
2027	166,118	45,413	120,705
2028	171,095	36,525	134,570
2029	176,220	26,630	149,590
2030	181,503	15,644	165,859
2031	136,790	3,875	132,915
	$1,445,480	$381,039	$1,064,441

5. Retirement plan

The Company has a simplified employee pension plan (SEP) for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2022, the Company did not make a contribution to the Plan.

6. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2022, the Company has net capital of $152,012, which exceeds its requirement of $5,000 by $147,012.

7. Concentrations and contingencies

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits do not exceed the insured amount at December 31, 2022.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

MAZZONE & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

Schedule I

Net capital		
Total shareholder's equity	$	210,899
Deduct total non-allowable assets net of lease liability		58,888
Net capital before haircuts on securities		152,011
Haircuts on securities		-
Net capital		152,011
Aggregated indebtedness		
Accounts payable and accrued expenses		48,955
Total aggregate indebtedness		48,955
Computation of basic net capital Requirement		
Minimum net capital required		5,000
Excess net capital		147 011
Percentage of aggregate indebtedness to net capital		32.2%
Reconciliation of net capital computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net capital, as reported in Company's unaudited Part II of Form X-17 A-5	$	152,011
Net Capital, as reported in Company's audited financial report	$	152,011

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 as filed by Mazzone & Associates, Inc. on X-17a-5. Accordingly, no material differences exist.

See independent auditors' report.

MAZZONE & ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2022.

See independent auditors' report.

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2022.

Ascent | CPA
Your Financial Business Matters.®

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Mazzone & Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Mazzone & Associates, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mazzone & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mazzone & Associates Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ascent CPA Group, LLC

Atlanta, Georgia
February 10, 2023

Ascent | CPA
Your Financial Business Matters.

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of
Mazzone & Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Mazzone & Associates, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ascent CPA Group, LLC

Atlanta, GA

February 10, 2023

MAZZONE & ASSOCIATES, INC.
EXEMPTION REPORT
As of December 31, 2022

Mazzone & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2022:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mazzone & Associates, Inc.

See independent auditors' report.